                                                                    Exhibit 99.2

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Loral/QUALCOMM Satellite Services, L.P.:

    We have audited the accompanying balance sheets of Loral/QUALCOMM Satellite Services, L.P. ("LQSS") (a General Partner of Globalstar, L.P.) as of December 31, 2000 and 1999. These balance sheets are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these balance sheets based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

In our opinion, such balance sheets present fairly, in all material respects, the financial position of Loral/QUALCOMM Satellite Services, L.P. as of December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that LQSS will continue as a going concern. As discussed in Note 2 to the financial statements, LQSS is dependent upon Globalstar, L.P.'s ("Globalstar") successful financial results and achievement of profitable operations for the recovery of its investment. Globalstar is uncertain of its ability to raise additional capital. These factors raise substantial doubt about LQSS's ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

San Jose, California
March 27, 2000

                     LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                     (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                             DECEMBER 31,
                                                                         2000           1999
                                                                       ---------      --------
ASSETS:

Investment in Globalstar, L.P. ...................................     $      --      $     --
                                                                       ---------      --------
Total assets .....................................................     $      --      $     --
                                                                       =========      ========

LIABILITIES AND PARTNERS' CAPITAL:

Current liabilities:
   Equity losses in excess of  partnership interests in Globalstar     $ 461,227      $
                                                                       ---------      --------
Partners' capital:
   Partnership interests (18,000 interests outstanding) ..........     $      --      $     --
   Accumulated deficit ...........................................      (461,227)
Total partners' capital ..........................................      (461,227)
                                                                       ---------      --------
Total liabilities and partners' capital ..........................     $      --      $     --
                                                                       =========      ========


See notes to balance sheets.

                     LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                     (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                             NOTES TO BALANCE SHEETS

1. ORGANIZATION AND BACKGROUND

    Loral/QUALCOMM Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/QUALCOMM Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("QUALCOMM").

    LQSS's only activity is acting as the managing general partner of Globalstar. In the first quarter of 2000, Globalstar commenced commercial operations and began the transition from a development stage entity to an operating entity. Prior to the first quarter of 2000, Globalstar devoted substantially all of its efforts to the design, development and construction of the Globalstar System and preparation for commercial operations. In 2000, Globalstar operations focused on operating the Globalstar System and the providing of global wireless telecommunications services. At December 31, 2000, LQSS held a 27.9% interest in Globalstar's outstanding ordinary partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment.


    Globalstar operates in one industry segment, satellite telecommunications, providing global mobile and fixed wireless voice and data services.

2. BASIS OF PRESENTATION

    LQSS is a holding company that acts as a general partner of Globalstar and has no other business or investments. LQSS's sole asset is its investment in Globalstar and LQSS's results of operations reflect its share of the results of operations of Globalstar on an equity accounting basis. Accordingly, LQSS's results of operations only reflect its proportionate share of Globalstar's results of operations, as presented on Globalstar's financial statements, and the appropriate amortization and interest associated with this investment.

    On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% RPPIs in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, and its 11-3/8% senior notes due February 15, 2004 (the "Bond"). Globalstar expects that events of default will occur with regard to Globalstar's other three senior note indentures when interest payments become due in May and June of 2001. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the four senior notes as current obligations. See Globalstar's "Notes to Consolidated Financial Statements," Notes 7-9.

    Globalstar is currently developing a new business plan that will offer a basis for a restructuring proposal that it will provide to its creditors. If it is unable to effectuate an out-of-court restructuring, Globalstar may be forced to seek protection under the federal bankruptcy laws. Moreover, its creditors may seek to initiate involuntary bankruptcy proceedings against Globalstar.

     Globalstar's revenue performance during the fourth quarter of 2000 has caused management, in conjunction with its service provider partners, to perform a reassessment of its business plan and long term revenue projections. In the fourth quarter of 2000, Globalstar recorded a $2.9 billion impairment charge related to the $3.2 billion carrying value of the Globalstar System, including spare satellites, launch deposits, unsold production gateways, user terminals and related assets. This charge resulted from the revision of estimates of gross cash flows through 2009, the estimated end of useful life of the Globalstar System, and the determination that these assets were impaired. The fair value, for purposes of measuring the impairment at December 31, 2000, was determined by discounting these cash flows. Gross cash flows are based on revenue projections offset by estimated expenditures for operations and capital expenditures. Revenue projections are based on Globalstar's current market outlook, which is significantly influenced by service provider projections.

    Globalstar's announcement in January 2001 of its intention to suspend payments under its long-term obligations and dividend payments on its 8% RPPIs and 9% RPPIs and its difficulty in securing additional financing raise substantial doubt about its ability to achieve successful operations. These factors, in turn, raise doubt regarding LQSS's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT IN GLOBALSTAR, L.P.

    LQSS accounts for its investment in Globalstar's ordinary partnership interests on an equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses and recognized the remaining unallocated losses as a result of its general partner status in Globalstar in proportion to its interests in the general partner interests outstanding. LQSS, as general partner of Globalstar, is jointly and severally liable with the other general partner for the recourse obligations of Globalstar, which LQSS estimates to be approximately $1.4 billion as of December 31, 2000. As a result of its general partner status, LQSS recorded a liability of $ $461.2 million. Future funding, if any, or assets of GTL may be utilized to fund this general partner liability.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses reported for the period. Actual results could differ from estimates.

INCOME TAXES

    LQSS was organized as a Delaware limited partnership. As such, no income tax provision (benefit) is included in the accompanying financial statements since U.S. income taxes are the responsibility of its partners. Generally, taxable income (loss), deductions and credits of LQSS will be passed proportionately through to its partners.

4. INVESTMENT IN GLOBALSTAR

    On March 23, 1994, LQSS entered into a subscription agreement to acquire 18,000,000 general ordinary partnership interests in Globalstar for $50,000,000. LQSS paid $38,691,000 in cash during 1994 and 1995 and received a credit of $11,309,000 against its capital subscription, as compensation for certain costs incurred by the partners of its general partner, LQP. As of December 31, 2000, Globalstar had 44,668,233 general and 19,937,500 limited ordinary partnership interests outstanding.

    On February 14, 1995, GTL completed an initial public offering of 40,000,000 shares of common stock, resulting in net proceeds of $185,750,000, which were used to purchase 10,000,000 ordinary general partnership interests in Globalstar. LQSS and the other partners in Globalstar have the right to exchange their ordinary partnership interests into shares of GTL common stock on an approximate one-for-four basis following the Full Coverage Date, as defined, of the Globalstar System and after two consecutive quarters of positive net income, subject to certain annual limitations. GTL has reserved approximately 153.7 million shares for this purpose.

    In July 1999, Globalstar and GTL filed a shelf registration statement (the "Shelf Registration Statement") with the SEC covering up to $500 million of securities. Under the Shelf Registration Statement, Globalstar may, from time to time, offer debt securities, which may be either senior or subordinated or secured or unsecured and GTL may, from time to time, offer shares of common stock, preferred stock or warrants, all at prices and on terms to be determined at the time of the offering.

    On February 1, 2000, GTL sold 8,050,000 share of common stock in a public offering under the Shelf Registration Statement. The sale yielded net proceeds of approximately $268.5 million to the Company. GTL used the proceeds to purchase 1,987,654 ordinary partnership interests in Globalstar.

    On September 19, 2000, GTL entered into a purchase agreement with Bear Stearns International Limited ("Bear Stearns"), under which Bear Stearns agreed to purchase over several tranches, up to $105 million of shares of GTL common Stock. Sales under this agreement were subject to certain conditions, including the requirement that GTL's share price be trading higher then $4.50. During the year 2000, Bear Stearns purchased 4,050,000 shares of GTL common stock, resulting in net proceeds to GTL of $27.8 million. GTL used the proceeds from the sales to purchase 1,000,001 ordinary partnership interests in Globalstar.

    On September 29, 2000, Globalstar's founding partners, Loral, Vodafone, QUALCOMM, TE.SA.M. and Elsacom purchased an aggregate of 5.2 million shares of common stock of GTL for $56 million. GTL used the proceeds from the sales to purchase 1,295,360 ordinary partnership interests in Globalstar.

5. PARTNERS' CAPITAL

    On March 23, 1994, LQSS received capital subscriptions of $50,000,000 for a 42.2% general partnership interest and 57.8% limited partnership interests, representing all issued and outstanding partnership interests. Of these capital subscriptions, $38,691,000 was received in cash during 1994 and 1995 and a capital subscription credit of $11,309,000 was issued to the general and limited partners as compensation for expenditures incurred by Loral and QUALCOMM from January 1, 1993 through March 22, 1994, relating to the Globalstar System. LQSS was in turn granted a credit against its capital subscription payable to Globalstar for the same amount.

6. RELATED PARTY TRANSACTIONS

GLOBALSTAR MANAGING PARTNER'S ALLOCATION

    Commencing with the initiation of Globalstar's services in the first quarter of 2000, LQSS will receive a managing partner's allocation equal to 2.5% of Globalstar's revenues up to $500 million, plus 3.5% of revenues in excess of $500 million. This managing partner's allocation will be distributed to LQSS's general partner, LQP. Should Globalstar incur a net loss in any year following commencement of services, the allocation for that year will be reduced by 50% and Globalstar will be reimbursed for allocation payments, if any, made in any prior quarter of such year, sufficient to reduce the management allocation for such year to 50%. No allocations have been received to date. The allocation may be deferred (with interest 4% per annum) in any quarter in which Globalstar would report negative cash flow from operations if the allocation were made. As of December 31, 2000, $28,000 of such allocation has been deferred.